820-3120

DSM Press Release

RECEIVED

2007 APR -3 A 9:33

OFFICE OF INTERNATIONAL CORPORATE FINANCE

DSM, Corporate Communications,
P.O. Bo[redacted]ds
Teleph[redacted]0
Interne
E-mail

07022087

DSM

09E

SUPPL

Heerlen (NL), 15 March 2007

DSM acquires technology to add to Dyneema® business

Royal DSM N.V. today announces the acquisition of Pamako AG in Zurich (Switzerland) from FMS Enterprises Migun Ltd. The acquisition includes Pamako's technology for the production of UHMWPE (Ultra High Molecular Weight Polyethylene) based products. DSM will further develop and improve this technology, and incorporate it in its existing business for Dyneema® fiber and Dyneema® UD (UniDirectional bullet resistant sheet).

Investing in innovative future growth

'*This acquisition is fully in line with DSM's Vision 2010 strategic aim of investing in innovative technologies, and supports the growth ambitions of Dyneema®. This technology is complementary to our existing technology and will enable us to anticipate future market needs*', said Christophe Dardel, President of DSM Dyneema.

DSM Dyneema

DSM Dyneema is the inventor and manufacturer of Dyneema®, the world's strongest fiber™. Dyneema® is an ultra strong polyethylene fiber that offers maximum strength combined with minimum weight. It is up to 15 times stronger than quality steel and up to 40% stronger than aramid fibers, both on weight for weight basis. Dyneema® floats on water and is extremely durable and resistant to moisture, UV light and chemicals. The applications are therefore more or less unlimited. Dyneema® is an important component in ropes, cables and nets in the fishing, shipping and offshore industries. Dyneema® is also used in safety gloves for the metalworking industry and in fine yarns for applications in sporting goods and the medical sector. In addition, Dyneema® is also used in bullet resistant armor and clothing for police and military personnel. Dyneema® is produced in Heerlen (The Netherlands) and in Greenville, North Carolina (U.S.A.). DSM Dyneema is also a partner in a high modulus polyethylene (HMPE) manufacturing joint venture in Japan. Further information on DSM Dyneema is available at www.dyneema.com.

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DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more Information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

DSM Dyneema
Joost Dubois
tel. +31 (0) 46 4766466
e-mail press.dyneema@dsm.com

DSM Press Release

DSM, Corporate Communications,
P.O. Box 6500, 6401 JH Heerlen, The Netherlands
Telephone (31) 45 5782421; Telefax (31) 45 5740680
Internet: www.dsm.com
E-mail : media.relations@dsm.com

DSM

10E Heerlen (NL), 15 March 2007

DSM shareholders register 31 million shares for loyalty dividend program

Royal DSM N.V. (DSM) announces that more than 4,500 shareholders opted to have their shares pre-registered in January and February in the framework of the loyalty dividend program as proposed by DSM. In total approximately 31 million shares were registered in this period, representing approximately 17% of the outstanding ordinary shares. If the AGM, to be held on March 28, 2007, endorses the implementation of the loyalty dividend program, shares registered during the pre-registration period will be treated as if they had been registered as of December 31, 2006.

Commenting on this result of the pre-registration, Peter Elverding, Chairman of the DSM Managing Board, said: "*I am pleased with this opportunity to strengthen our relationships with these 4,500 shareholders and to communicate with them in a more direct way. The wide variety of shareholders who have had their shares registered is evidence that the program is accessible to both large and small shareholders. It proves furthermore that the program is accessible to shareholders domiciled in the Netherlands as well as abroad, including shareholders from e.g. the United Kingdom and the United States. This does not detract from the fact that the introduction of this innovative instrument to enhance DSM's Investor Relations function has also raised several issues for discussion. From the onset we have always been open to such discussions and I look forward to discussing our proposal in the upcoming AGM, as it remains fully up to the AGM to decide whether this loyalty dividend program will be implemented.*"

Loyalty dividend program

In September 2006 DSM announced its intention to introduce a loyalty dividend program. This initiative should be seen against the background of the current discussion in the Netherlands concerning corporate governance, communications with shareholders and the sometimes excessive focus on the short term. DSM firmly believes in the merits of long-term strategy as the best route to sustainable value creation. This is reflected in the *Vision 2010 – Building on Strengths* strategy, following the successful implementation of the *Vision 2005* strategy. Consequently, DSM wants to strengthen its relationships with shareholders who share this long-term view.

The program will create an incentive for shareholders to convert their bearer shares, whose holders are in principle unknown to DSM, into shares registered in their name with the company. Voluntary registration by shareholders in the framework of the loyalty dividend will enhance DSM's insight into who its shareholders are, and will thus enable the company to improve its direct communications with these shareholders. The current situation in the Netherlands, where companies do not have concrete, reliable information about their shareholder base, is flagged by e.g. the Corporate Governance Monitoring Commission in the Netherlands (the so-called "Frijns Commission") as one of the main issues of concern for good corporate governance in the Netherlands today.

With this program DSM also aims to create a more level playing field compared to the situation in many countries outside the Netherlands, where registration of shareholders and of changes in their holdings is common practice. DSM supports all initiatives which can give listed companies a better insight into their shareholder base. Improved direct communication

between issuing companies and their shareholders is in the interest of good corporate governance. DSM intends to promote this with its proposed loyalty dividend program.

DSM proposes that shareholders who, according to the register, have kept their DSM shares for a period of at least three financial years will be entitled to a non-recurring loyalty dividend, amounting to 30% of the average annual dividend paid on ordinary shares in the three previous financial years, in addition to the regular dividend. For each subsequent consecutive financial year a loyalty dividend of 10% per year will be paid. The reference date will be the 31st day of December and entitlement to the loyalty dividend will be calculated on a LIFO basis. Payment of the loyalty dividend will be made in conjunction with the payment of the final ordinary dividend. No up-front commitment on the part of the shareholders will be needed; they will only need to register their shares. The actual payment of the loyalty dividend will take place afterwards, based on this registration.

Registration will have no impact on the tradability of shares; procedures are in place which will enable shareholders to de-register and/or sell their shares in a swift way, and shareholders will remain fully free to follow their own investment strategy.
Neither registration nor de-registration will affect the voting rights on the shares in any way.

Pre-registration
In the period since DSM announced the idea of introducing this novel instrument, DSM has received many reactions from investors and from organizations active in the financial markets. In view of these mainly positive reactions DSM decided in December to open the possibility for pre-registration of shares in the period from 1 January till 28 February 2007. If the loyalty dividend program is endorsed by the AGM to be held on 28 March 2007, shares registered in this period will be regarded as if they had been registered as of 31 December 2006 for the computation of the loyalty dividend. This way the actual introduction of the program can be advanced by one calendar year.

Although the time window for pre-registration is now closed, registration remains possible every day. DSM has been informed that several shareholders who basically support the program prefer to await the outcome of the AGM before they actually register. So the number of registered shareholders may clearly grow further after a positive decision of the AGM.

Annual General Meeting of Shareholders
The Annual General Meeting of Shareholders (AGM) of DSM will be held on 28 March, 2007 at DSM's Headquarters in Heerlen, the Netherlands. The implementation of the loyalty dividend program, which requires an amendment to DSM's Articles of Association, has been placed on the Agenda of the AGM (item 4.b). The full text of this proposal as well as an explanation thereof can be found on DSM's website,
(http://www.dsm.com/en_US/html/governance/shareholders_meeting.htm).
Shareholders who want to participate in this AGM but are unable to attend can download proxy forms in this section of the website, to instruct others to cast votes on their behalf.

DSM

DSM is active worldwide in nutritional and pharma ingredients, performance materials and industrial chemicals. The company develops, produces and sells innovative products and services that help improve the quality of life. DSM's products are used in a wide range of end-markets and applications, such as human and animal nutrition and health, personal care, pharmaceuticals, automotive and transport, coatings and paint, housing and electrics & electronics (E&E). DSM's strategy, named *Vision 2010 – Building on Strengths*, focuses on accelerating profitable and innovative growth of the company's specialties portfolio. The key drivers of this strategy are market-driven growth and innovation plus an increased presence in emerging economies. The group has annual sales of over €8 billion and employs some 22,000 people worldwide. DSM ranks among the global leaders in many of its fields. The company is headquartered in the Netherlands, with locations in Europe, Asia, Africa, Australia and the Americas. More information about DSM can be found at www.dsm.com.

For more information:

DSM Corporate Communications
Elvira Luykx
tel. +31 (0) 45 5782035
fax +31 (0) 45 5740680
e-mail media.relations@dsm.com

DSM Investor Relations
Dries Ausems
tel. +31 (0) 45 5782864
fax +31 (0) 45 5782595
e-mail investor.relations@dsm.com

END